Exhibit 99.1

Tuya Inc. Announces US$200 Million Share Repurchase Program

SANTA CLARA, Calif., August 30, 2021 /PRNewswire/ -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA), a global leading IoT platform, today announced that its board of directors (the "Board") has authorized a share repurchase program under which the Company may repurchase up to US$200 million of its Class A ordinary shares in the form of American depositary shares ("ADSs") during a twelve-month period (collectively, the "Share Repurchase Program").

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, "The Share Repurchase Program is a strong indication of the Board's confidence in the Company's fundamentals, business outlook and long-term strategies. We believe that the Share Repurchase Program will ultimately benefit Tuya as well as create value for its customers and shareholders, and our strong cash positions will enable us to continuously invest in our technology leadership and business expansion, driving Tuya's sustainable long-term growth."

The Company's proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the "SEC") Rule 10b-18 and/or Rule 10b5-1 requirements. The Board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company plans to fund repurchases from its existing cash balance.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA) is a global leading IoT platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information except as required under applicable law.

Investor Relations Contact

Tuya Inc.

Investor Relations

E-mail: ir@tuya.com

ICR, LLC

Robin Yang

Phone: +1 212-537-5825

E-mail: Tuya.IR@icrinc.com

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